Exhibit 99.3

Q3	Supplementary Financial Information Third Quarter 2023

BCE Investor Relations
Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q3 2023	Q3 2022	$ change	% change	YTD 2023	YTD 2022	$ change	% change
Operating revenues
Service	5,281	5,193	88	1.7%	15,806	15,603	203	1.3%
Product	799	831	(32)	(3.9%)	2,394	2,132	262	12.3%
Total operating revenues	6,080	6,024	56	0.9%	18,200	17,735	465	2.6%
Operating costs	(3,413)	(3,436)	23	0.7%	(10,350)	(9,973)	(377)	(3.8%)
Adjusted EBITDA (A)	2,667	2,588	79	3.1%	7,850	7,762	88	1.1%

Adjusted EBITDA margin (B)(3)	43.9%	43.0%		0.9 pts	43.1%	43.8%		(0.7) pts
Severance, acquisition and other costs	(10)	(22)	12	54.5%	(159)	(75)	(84)	n.m.
Depreciation	(937)	(914)	(23)	(2.5%)	(2,791)	(2,738)	(53)	(1.9%)
Amortization	(295)	(267)	(28)	(10.5%)	(874)	(793)	(81)	(10.2%)
Finance costs
Interest expense	(373)	(298)	(75)	(25.2%)	(1,076)	(827)	(249)	(30.1%)
Net return on post-employment benefit plans	27	13	14	n.m.	81	38	43	n.m.
Impairment of assets	-	(21)	21	100.0%	(34)	(129)	95	73.6%
Other expense	(129)	(130)	1	0.8%	(319)	(134)	(185)	n.m.
Income taxes	(243)	(178)	(65)	(36.5%)	(786)	(745)	(41)	(5.5%)
Net earnings	707	771	(64)	(8.3%)	1,892	2,359	(467)	(19.8%)

Net earnings attributable to:
Common shareholders	640	715	(75)	(10.5%)	1,694	2,188	(494)	(22.6%)
Preferred shareholders	47	39	8	20.5%	139	108	31	28.7%
Non-controlling interest	20	17	3	17.6%	59	63	(4)	(6.3%)
Net earnings	707	771	(64)	(8.3%)	1,892	2,359	(467)	(19.8%)

Net earnings per common share - basic and diluted	$0.70	$0.78	$(0.08)	(10.3%)	$1.86	$2.40	$(0.54)	(22.5%)

Dividends per common share	$0.9675	$0.9200	$0.0475	5.2%	$2.9025	$2.7600	$0.1425	5.2%

Weighted average number of common shares outstanding - basic (millions)	912.3	911.9			912.2	911.3
Weighted average number of common shares outstanding - diluted (millions)	912.3	912.3			912.3	911.9
Number of common shares outstanding (millions)	912.3	911.9			912.3	911.9

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	640	715	(75)	(10.5%)	1,694	2,188	(494)	(22.6%)

Reconciling items:

Severance, acquisition and other costs	10	22	(12)	(54.5%)	159	75	84	n.m.
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	128	74	54	73.0%	109	80	29	36.3%
Net equity losses on investment in associates and joint ventures	-	-	-	-	377	42	335	n.m.
Net losses (gains) on investments	1	-	1	n.m.	(78)	(53)	(25)	(47.2%)
Early debt redemption costs	-	-	-	-	1	18	(17)	(94.4%)
Impairment of assets	-	21	(21)	(100.0%)	34	129	(95)	(73.6%)
Income taxes for the above reconciling items	(38)	(31)	(7)	(22.6%)	(61)	(80)	19	23.8%

Non-controlling interest (NCI) for the above reconciling items	-	-	-	-	-	4	(4)	(100.0%)

Adjusted net earnings (A)	741	801	(60)	(7.5%)	2,235	2,403	(168)	(7.0%)

Adjusted EPS (A)	$0.81	$0.88	$(0.07)	(8.0%)	$2.45	$2.64	$(0.19)	(7.2%)

n.m. : not meaningful

(A)

Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to note 2.3, Total of segments measures, note 2.1, Non-GAAP financial measures and note 2.2, Non-GAAP ratios in the Accompanying Notes to this report for more information on these measures.

(B)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

BCE Supplementary Financial Information - Third Quarter 2023 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2023	Q3 23	Q2 23	Q1 23	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22
Operating revenues
Service	15,806	5,281	5,303	5,222	20,956	5,353	5,193	5,233	5,177
Product	2,394	799	763	832	3,218	1,086	831	628	673
Total operating revenues	18,200	6,080	6,066	6,054	24,174	6,439	6,024	5,861	5,850
Operating costs	(10,350)	(3,413)	(3,421)	(3,516)	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)
Adjusted EBITDA	7,850	2,667	2,645	2,538	10,199	2,437	2,588	2,590	2,584
Adjusted EBITDA margin	43.1%	43.9%	43.6%	41.9%	42.2%	37.8%	43.0%	44.2%	44.2%
Severance, acquisition and other costs	(159)	(10)	(100)	(49)	(94)	(19)	(22)	(40)	(13)
Depreciation	(2,791)	(937)	(936)	(918)	(3,660)	(922)	(914)	(933)	(891)
Amortization	(874)	(295)	(296)	(283)	(1,063)	(270)	(267)	(266)	(260)
Finance costs
Interest expense	(1,076)	(373)	(359)	(344)	(1,146)	(319)	(298)	(269)	(260)
Net return on post-employment benefit plans	81	27	27	27	51	13	13	7	18
Impairment of assets	(34)	-	-	(34)	(279)	(150)	(21)	(106)	(2)
Other (expense) income	(319)	(129)	(311)	121	(115)	19	(130)	(97)	93
Income taxes	(786)	(243)	(273)	(270)	(967)	(222)	(178)	(232)	(335)
Net earnings	1,892	707	397	788	2,926	567	771	654	934

Net earnings attributable to:
Common shareholders	1,694	640	329	725	2,716	528	715	596	877
Preferred shareholders	139	47	46	46	152	44	39	35	34
Non-controlling interest	59	20	22	17	58	(5)	17	23	23
Net earnings	1,892	707	397	788	2,926	567	771	654	934

Net earnings per common share - basic and diluted	$1.86	$0.70	$0.37	$0.79	$2.98	$0.58	$0.78	$0.66	$0.96

Dividends per common share	$2.9025	$0.9675	$0.9675	$0.9675	$3.6800	$0.9200	$0.9200	$0.9200	$0.9200

Weighted average number of common shares outstanding - basic (millions)	912.2	912.3	912.2	912.1	911.5	912.0	911.9	911.9	910.1
Weighted average number of common shares outstanding - diluted (millions)	912.3	912.3	912.5	912.3	912.0	912.2	912.3	912.8	910.8
Number of common shares outstanding (millions)	912.3	912.3	912.3	912.2	912.0	912.0	911.9	911.9	911.8

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	1,694	640	329	725	2,716	528	715	596	877
Reconciling items:
Severance, acquisition and other costs	159	10	100	49	94	19	22	40	13
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	109	128	(1)	(18)	53	(27)	74	81	(75)
Net equity losses on investments in associates and joint ventures	377	-	377	-	42	-	-	42	-
Net (gains) losses on investments	(78)	1	(79)	-	(24)	29	-	(16)	(37)
Early debt redemption costs	1	-	1	-	18	-	-	-	18
Impairment of assets	34	-	-	34	279	150	21	106	2
Income taxes for the above reconciling items	(61)	(38)	(5)	(18)	(117)	(37)	(31)	(62)	13
NCI for the above reconciling items	-	-	-	-	(4)	(8)	-	4	-
Adjusted net earnings	2,235	741	722	772	3,057	654	801	791	811
Adjusted EPS	$2.45	$0.81	$0.79	$0.85	$3.35	$0.71	$0.88	$0.87	$0.89

BCE Supplementary Financial Information - Third Quarter 2023 Page 3

BCE (1)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2023	Q3 2022	$ change	% change	YTD 2023	YTD 2022	$ change	% change

Operating revenues
Bell Communication and Technology Services (Bell CTS)	5,461	5,401	60	1.1%	16,182	15,652	530	3.4%
Bell Media	710	719	(9)	(1.3%)	2,295	2,365	(70)	(3.0%)
Inter-segment eliminations	(91)	(96)	5	5.2%	(277)	(282)	5	1.8%
Total	6,080	6,024	56	0.9%	18,200	17,735	465	2.6%

Operating costs
Bell CTS	(2,997)	(2,995)	(2)	(0.1%)	(8,881)	(8,506)	(375)	(4.4%)
Bell Media	(507)	(537)	30	5.6%	(1,746)	(1,749)	3	0.2%
Inter-segment eliminations	91	96	(5)	(5.2%)	277	282	(5)	(1.8%)
Total	(3,413)	(3,436)	23	0.7%	(10,350)	(9,973)	(377)	(3.8%)

Adjusted EBITDA
Bell CTS	2,464	2,406	58	2.4%	7,301	7,146	155	2.2%
Margin	45.1%	44.5%		0.6 pts	45.1%	45.7%		(0.6) pts
Bell Media	203	182	21	11.5%	549	616	(67)	(10.9%)
Margin	28.6%	25.3%		3.3 pts	23.9%	26.0%		(2.1) pts
Total	2,667	2,588	79	3.1%	7,850	7,762	88	1.1%
Margin	43.9%	43.0%		0.9 pts	43.1%	43.8%		(0.7) pts

Capital expenditures
Bell CTS	1,123	1,286	163	12.7%	3,446	3,412	(34)	(1.0%)
Capital intensity (A)(3)	20.6%	23.8%		3.2 pts	21.3%	21.8%		0.5 pts

Bell Media	36	31	(5)	(16.1%)	106	83	(23)	(27.7%)
Capital intensity	5.1%	4.3%		(0.8) pts	4.6%	3.5%		(1.1) pts
Total	1,159	1,317	158	12.0%	3,552	3,495	(57)	(1.6%)
Capital intensity	19.1%	21.9%		2.8 pts	19.5%	19.7%		0.2 pts

(A) Capital intensity is defined as capital expenditures divided by operating revenues.

BCE Supplementary Financial Information - Third Quarter 2023 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2023	Q3 23	Q2 23	Q1 23	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22

Operating revenues
Bell CTS	16,182	5,461	5,354	5,367	21,301	5,649	5,401	5,135	5,116
Bell Media	2,295	710	805	780	3,254	889	719	821	825
Inter-segment eliminations	(277)	(91)	(93)	(93)	(381)	(99)	(96)	(95)	(91)
Total	18,200	6,080	6,066	6,054	24,174	6,439	6,024	5,861	5,850

Operating costs
Bell CTS	(8,881)	(2,997)	(2,923)	(2,961)	(11,847)	(3,341)	(2,995)	(2,771)	(2,740)
Bell Media	(1,746)	(507)	(591)	(648)	(2,509)	(760)	(537)	(595)	(617)
Inter-segment eliminations	277	91	93	93	381	99	96	95	91
Total	(10,350)	(3,413)	(3,421)	(3,516)	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)

Adjusted EBITDA
Bell CTS	7,301	2,464	2,431	2,406	9,454	2,308	2,406	2,364	2,376
Margin	45.1%	45.1%	45.4%	44.8%	44.4%	40.9%	44.5%	46.0%	46.4%
Bell Media	549	203	214	132	745	129	182	226	208
Margin	23.9%	28.6%	26.6%	16.9%	22.9%	14.5%	25.3%	27.5%	25.2%
Total	7,850	2,667	2,645	2,538	10,199	2,437	2,588	2,590	2,584
Margin	43.1%	43.9%	43.6%	41.9%	42.2%	37.8%	43.0%	44.2%	44.2%

Capital expenditures
Bell CTS	3,446	1,123	1,271	1,052	4,971	1,559	1,286	1,190	936
Capital intensity	21.3%	20.6%	23.7%	19.6%	23.3%	27.6%	23.8%	23.2%	18.3%
Bell Media	106	36	36	34	162	79	31	29	23
Capital intensity	4.6%	5.1%	4.5%	4.4%	5.0%	8.9%	4.3%	3.5%	2.8%
Total	3,552	1,159	1,307	1,086	5,133	1,638	1,317	1,219	959
Capital intensity	19.5%	19.1%	21.5%	17.9%	21.2%	25.4%	21.9%	20.8%	16.4%

BCE Supplementary Financial Information - Third Quarter 2023 Page 5

Bell CTS (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2023	Q3 2022	% change	YTD 2023	YTD 2022	% change
Bell CTS
Operating revenues
Wireless	1,828	1,759	3.9%	5,317	5,086	4.5%
Wireline data	2,032	1,987	2.3%	6,054	5,914	2.4%
Wireline voice	717	739	(3.0%)	2,165	2,266	(4.5%)
Other wireline services	78	77	1.3%	231	232	(0.4%)
External service revenues	4,655	4,562	2.0%	13,767	13,498	2.0%
Inter-segment service revenues	7	8	(12.5%)	21	22	(4.5%)
Operating service revenues	4,662	4,570	2.0%	13,788	13,520	2.0%
Wireless	672	692	(2.9%)	1,924	1,797	7.1%
Wireline	127	139	(8.6%)	470	335	40.3%
External/Operating product revenues	799	831	(3.9%)	2,394	2,132	12.3%
Total external revenues	5,454	5,393	1.1%	16,161	15,630	3.4%
Total operating revenues	5,461	5,401	1.1%	16,182	15,652	3.4%
Operating costs	(2,997)	(2,995)	(0.1%)	(8,881)	(8,506)	(4.4%)
Adjusted EBITDA	2,464	2,406	2.4%	7,301	7,146	2.2%
Adjusted EBITDA margin	45.1%	44.5%	0.6 pts	45.1%	45.7%	(0.6) pts

Capital expenditures	1,123	1,286	12.7%	3,446	3,412	(1.0%)
Capital intensity	20.6%	23.8%	3.2 pts	21.3%	21.8%	0.5 pts

BCE Supplementary Financial Information - Third Quarter 2023 Page 6

Bell CTS - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2023	Q3 23	Q2 23	Q1 23	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22
Bell CTS
Operating revenues
Wireless	5,317	1,828	1,766	1,723	6,821	1,735	1,759	1,692	1,635
Wireline data	6,054	2,032	2,021	2,001	7,920	2,006	1,987	1,974	1,953
Wireline voice	2,165	717	722	726	3,002	736	739	756	771
Other wireline services	231	78	75	78	309	77	77	78	77
External service revenues	13,767	4,655	4,584	4,528	18,052	4,554	4,562	4,500	4,436
Inter-segment service revenues	21	7	7	7	31	9	8	7	7
Operating service revenues	13,788	4,662	4,591	4,535	18,083	4,563	4,570	4,507	4,443
Wireless	1,924	672	626	626	2,714	917	692	542	563
Wireline	470	127	137	206	504	169	139	86	110
External/Operating product revenues	2,394	799	763	832	3,218	1,086	831	628	673
Total external revenues	16,161	5,454	5,347	5,360	21,270	5,640	5,393	5,128	5,109
Total operating revenues	16,182	5,461	5,354	5,367	21,301	5,649	5,401	5,135	5,116
Operating costs	(8,881)	(2,997)	(2,923)	(2,961)	(11,847)	(3,341)	(2,995)	(2,771)	(2,740)
Adjusted EBITDA	7,301	2,464	2,431	2,406	9,454	2,308	2,406	2,364	2,376
Adjusted EBITDA margin	45.1%	45.1%	45.4%	44.8%	44.4%	40.9%	44.5%	46.0%	46.4%

Capital expenditures	3,446	1,123	1,271	1,052	4,971	1,559	1,286	1,190	936
Capital intensity	21.3%	20.6%	23.7%	19.6%	23.3%	27.6%	23.8%	23.2%	18.3%

BCE Supplementary Financial Information - Third Quarter 2023 Page 7

Bell CTS Metrics (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2023	Q3 2022	% change	YTD 2023	YTD 2022	% change
Mobile phone subscribers(3)
Gross subscriber activations	603,770	583,700	3.4%	1,512,245	1,348,878	12.1%
Postpaid	423,364	391,165	8.2%	1,043,719	888,478	17.5%
Prepaid	180,406	192,535	(6.3%)	468,526	460,400	1.8%
Net subscriber activations	166,930	224,343	(25.6%)	319,104	367,280	(13.1%)
Postpaid	142,886	167,798	(14.8%)	297,457	285,225	4.3%
Prepaid	24,044	56,545	(57.5%)	21,647	82,055	(73.6%)

Subscribers end of period (EOP)(C)	10,194,961	9,826,465	3.8%	10,194,961	9,826,465	3.8%

Postpaid(C)	9,294,115	8,915,270	4.2%	9,294,115	8,915,270	4.2%

Prepaid	900,846	911,195	(1.1%)	900,846	911,195	(1.1%)

Blended average revenue per user (ARPU) ($/month)(B)(3)	60.28	60.39	(0.2%)	59.21	59.07	0.2%
Blended churn (%) (average per month)(3)	1.45%	1.24%	(0.21) pts	1.34%	1.15%	(0.19) pts
Postpaid	1.10%	0.90%	(0.20) pts	0.98%	0.82%	(0.16) pts
Prepaid	5.10%	4.58%	(0.52) pts	5.02%	4.53%	(0.49) pts
Mobile connected device subscribers(3)
Net subscriber activations	64,282	49,044	31.1%	214,561	97,577	n.m.

Subscribers EOP(C)	2,653,802	2,347,371	13.1%	2,653,802	2,347,371	13.1%
Retail high-speed Internet subscribers(3)
Retail net subscriber activations	79,327	89,652	(11.5%)	131,535	138,296	(4.9%)

Retail subscribers EOP(A)(D)(E)	4,417,838	4,067,039	8.6%	4,417,838	4,067,039	8.6%
Retail TV subscribers(3)

Retail net subscriber activations (losses)	4,222	10,853	(61.1%)	(24,131)	(9,035)	n.m.

Internet protocol television (IPTV)	35,976	38,093	(5.6%)	58,381	54,191	7.7%

Satellite	(31,754)	(27,240)	(16.6%)	(82,512)	(63,226)	(30.5%)

Total retail subscribers EOP(A)(E)	2,727,610	2,735,000	(0.3%)	2,727,610	2,735,000	(0.3%)

IPTV(A)(E)	2,046,805	1,945,657	5.2%	2,046,805	1,945,657	5.2%

Satellite	680,805	789,343	(13.8%)	680,805	789,343	(13.8%)
Retail residential network access services (NAS)(3)

Retail residential NAS lines net losses	(41,776)	(42,853)	2.5%	(138,265)	(137,910)	(0.3%)

Retail residential NAS lines(A)(E)	2,059,964	2,164,151	(4.8%)	2,059,964	2,164,151	(4.8%)

n.m. : not meaningful

(A)

In Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(B)

Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

(C)	In Q1 2023, we adjusted our mobile phone postpaid and mobile connected device subscriber bases to remove older non-revenue generating business subscribers of 73,229 and 12,577, respectively.

(D)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(E)

In Q4 2022, as a result of the acquisition of Distributel Communications Limited (Distributel), our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE Supplementary Financial Information - Third Quarter 2023 Page 8

Bell CTS Metrics - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2023	Q3 23	Q2 23	Q1 23	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22
Mobile phone subscribers
Gross subscriber activations	1,512,245	603,770	502,940	405,535	1,953,912	605,034	583,700	415,270	349,908

Postpaid	1,043,719	423,364	347,746	272,609	1,355,772	467,294	391,165	266,600	230,713

Prepaid	468,526	180,406	155,194	132,926	598,140	137,740	192,535	148,670	119,195
Net subscriber activations (losses)	319,104	166,930	125,539	26,635	489,901	122,621	224,343	110,761	32,176

Postpaid	297,457	142,886	111,282	43,289	439,842	154,617	167,798	83,197	34,230

Prepaid	21,647	24,044	14,257	(16,654)	50,059	(31,996)	56,545	27,564	(2,054)
Subscribers end of period (EOP)(C)	10,194,961	10,194,961	10,028,031	9,902,492	9,949,086	9,949,086	9,826,465	9,602,122	9,491,361

Postpaid(C)	9,294,115	9,294,115	9,151,229	9,039,947	9,069,887	9,069,887	8,915,270	8,747,472	8,664,275

Prepaid	900,846	900,846	876,802	862,545	879,199	879,199	911,195	854,650	827,086

Blended ARPU ($/month)(B)	59.21	60.28	59.16	58.15	58.92	58.49	60.39	59.17	57.61
Blended churn (%) (average per month)	1.34%	1.45%	1.27%	1.29%	1.27%	1.63%	1.24%	1.07%	1.12%

Postpaid	0.98%	1.10%	0.94%	0.90%	0.92%	1.22%	0.90%	0.75%	0.79%

Prepaid	5.02%	5.10%	4.68%	5.28%	4.85%	5.74%	4.58%	4.41%	4.61%
Mobile connected device subscribers

Net subscriber activations	214,561	64,282	79,537	70,742	202,024	104,447	49,044	(344)	48,877

Subscribers EOP(C)	2,653,802	2,653,802	2,589,520	2,509,983	2,451,818	2,451,818	2,347,371	2,298,327	2,298,671
Retail high-speed Internet subscribers

Retail net subscriber activations	131,535	79,327	24,934	27,274	201,762	63,466	89,652	22,620	26,024

Retail subscribers EOP(A)(D)(E)	4,417,838	4,417,838	4,338,511	4,278,497	4,258,570	4,258,570	4,067,039	3,977,387	3,954,767
Retail TV subscribers

Retail net subscriber activations (losses)	(24,131)	4,222	(14,404)	(13,949)	5,148	14,183	10,853	(11,527)	(8,361)

IPTV	58,381	35,976	11,506	10,899	94,400	40,209	38,093	3,838	12,260

Satellite	(82,512)	(31,754)	(25,910)	(24,848)	(89,252)	(26,026)	(27,240)	(15,365)	(20,621)

Total retail subscribers EOP(A)(E)	2,727,610	2,727,610	2,723,388	2,737,549	2,751,498	2,751,498	2,735,000	2,724,147	2,735,674

IPTV(A)(E)	2,046,805	2,046,805	2,010,829	1,999,080	1,988,181	1,988,181	1,945,657	1,907,564	1,903,726

Satellite	680,805	680,805	712,559	738,469	763,317	763,317	789,343	816,583	831,948
Retail residential NAS

Retail residential NAS lines net losses	(138,265)	(41,776)	(49,608)	(46,881)	(175,788)	(37,878)	(42,853)	(52,712)	(42,345)

Retail residential NAS lines(A)(E)	2,059,964	2,059,964	2,101,740	2,143,890	2,190,771	2,190,771	2,164,151	2,207,004	2,259,716

(A)

In Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(B)

Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

(C)	In Q1 2023, we adjusted our mobile phone postpaid and mobile connected device subscriber bases to remove older non-revenue generating business subscribers of 73,229 and 12,577, respectively.

(D)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(E)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE Supplementary Financial Information - Third Quarter 2023 Page 9

BCE

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						September 30	June 30	March 31	December 31
						2023	2023	2023	2022

Long-term debt						29,532	28,314	27,456	27,783
Debt due within one year						5,171	6,039	6,347	4,137
50% of preferred shares						1,871	1,891	1,914	1,935
Cash						(569)	(450)	(651)	(99)
Cash equivalents						(50)	(450)	(90)	(50)
Net debt (A)						35,955	35,344	34,976	33,706

Net debt leverage ratio (A)						3.50	3.46	3.44	3.30
Adjusted EBITDA /adjusted net interest expense ratio (A)						7.12	7.48	7.94	8.50

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)		Q3	Q3			YTD	YTD
		2023	2022	$ change	% change	2023	2022	$ change	% change
Free cash flow (FCF) (A)
Cash flows from operating activities		1,961	1,996	(35)	(1.8%)	5,573	6,309	(736)	(11.7%)
Capital expenditures		(1,159)	(1,317)	158	12.0%	(3,552)	(3,495)	(57)	(1.6%)
Cash dividends paid on preferred shares		(35)	(27)	(8)	(29.6%)	(136)	(94)	(42)	(44.7%)
Cash dividends paid by subsidiaries to non-controlling interest		(13)	(11)	(2)	(18.2%)	(35)	(36)	1	2.8%
Acquisition and other costs paid		-	1	(1)	(100.0%)	5	7	(2)	(28.6%)
FCF		754	642	112	17.4%	1,855	2,691	(836)	(31.1%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2023	2023	2023	2023	2022	2022	2022	2022	2022
FCF
Cash flows from operating activities	5,573	1,961	2,365	1,247	8,365	2,056	1,996	2,597	1,716
Capital expenditures	(3,552)	(1,159)	(1,307)	(1,086)	(5,133)	(1,638)	(1,317)	(1,219)	(959)
Cash dividends paid on preferred shares	(136)	(35)	(46)	(55)	(136)	(42)	(27)	(34)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(13)	(1)	(21)	(39)	(3)	(11)	(14)	(11)
Acquisition and other costs paid	5	-	5	-	10	3	1	3	3
FCF	1,855	754	1,016	85	3,067	376	642	1,333	716

(A)

Net debt and free cash flow are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. Refer to note 2.1, Non-GAAP financial measures and note 2.4, Capital management measures in the Accompanying Notes to this report for more information on these measures.

BCE Supplementary Financial Information - Third Quarter 2023 Page 10

BCE

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2023	June 30 2023	March 31 2023	December 31 2022
ASSETS
Current assets
Cash	569	450	651	99
Cash equivalents	50	450	90	50
Trade and other receivables	3,838	3,771	3,828	4,138
Inventory	636	656	673	656
Contract assets	404	403	419	436
Contract costs	590	559	538	540
Prepaid expenses	338	395	378	244
Other current assets	312	282	330	324
Assets held for sale	-	-	260	-
Total current assets	6,737	6,966	7,167	6,487
Non-current assets
Contract assets	251	243	260	288
Contract costs	732	683	633	603
Property, plant and equipment	30,158	29,909	29,233	29,256
Intangible assets	16,491	16,395	16,338	16,183
Deferred tax assets	114	108	102	84
Investments in associates and joint ventures	326	322	664	608
Post-employment benefit assets	3,299	3,207	3,407	3,559
Other non-current assets	1,241	1,194	1,341	1,355
Goodwill	11,023	11,022	10,830	10,906
Total non-current assets	63,635	63,083	62,808	62,842
Total assets	70,372	70,049	69,975	69,329
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,354	4,347	4,080	5,221
Contract liabilities	798	793	851	857
Interest payable	258	305	208	281
Dividends payable	910	900	900	867
Current tax liabilities	279	207	164	106
Debt due within one year	5,171	6,039	6,347	4,137
Liabilities held for sale	-	-	109	-
Total current liabilities	11,770	12,591	12,659	11,469
Non-current liabilities
Contract liabilities	271	257	244	228
Long-term debt	29,532	28,314	27,456	27,783
Deferred tax liabilities	4,954	4,898	4,969	4,953
Post-employment benefit obligations	1,225	1,339	1,348	1,311
Other non-current liabilities	1,313	1,201	1,032	1,070
Total non-current liabilities	37,295	36,009	35,049	35,345
Total liabilities	49,065	48,600	47,708	46,814
EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,742	3,781	3,827	3,870
Common shares	20,859	20,859	20,851	20,840
Contributed surplus	1,230	1,204	1,179	1,172
Accumulated other comprehensive (loss) income	(145)	(105)	3	(55)
Deficit	(4,716)	(4,618)	(3,926)	(3,649)
Total equity attributable to BCE shareholders	20,970	21,121	21,934	22,178
Non-controlling interest	337	328	333	337
Total equity	21,307	21,449	22,267	22,515
Total liabilities and equity	70,372	70,049	69,975	69,329
Number of common shares outstanding (millions)	912.3	912.3	912.2	912.0

BCE Supplementary Financial Information - Third Quarter 2023 Page 11

BCE

Consolidated Cash Flow Data

	Q3	Q3		YTD	YTD
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2023	2022	$ change	2023	2022	$ change

Net earnings	707	771	(64)	1,892	2,359	(467)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	10	22	(12)	159	75	84
Depreciation and amortization	1,232	1,181	51	3,665	3,531	134
Post-employment benefit plans cost	23	48	(25)	75	151	(76)
Net interest expense	358	282	76	1,034	805	229
Impairment of assets	-	21	(21)	34	129	(95)
Losses (gains) on investments	1	-	1	(78)	(53)	(25)
Net equity losses on investments in associates and joint ventures	-	-	-	377	42	335
Income taxes	243	178	65	786	745	41
Contributions to post-employment benefit plans	(12)	(14)	2	(40)	(128)	88
Payments under other post-employment benefit plans	(16)	(17)	1	(48)	(47)	(1)
Severance and other costs paid	(55)	(44)	(11)	(119)	(102)	(17)
Interest paid	(451)	(385)	(66)	(1,160)	(954)	(206)
Income taxes paid (net of refunds)	(167)	(150)	(17)	(531)	(409)	(122)
Acquisition and other costs paid	-	(1)	1	(5)	(7)	2
Change in contract assets	(8)	(20)	12	70	35	35
Change in wireless device financing plan receivables	16	(6)	22	81	121	(40)
Net change in operating assets and liabilities	80	130	(50)	(619)	16	(635)
Cash flows from operating activities	1,961	1,996	(35)	5,573	6,309	(736)
Capital expenditures	(1,159)	(1,317)	158	(3,552)	(3,495)	(57)
Cash dividends paid on preferred shares	(35)	(27)	(8)	(136)	(94)	(42)
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(11)	(2)	(35)	(36)	1
Acquisition and other costs paid	-	1	(1)	5	7	(2)
Free cash flow	754	642	112	1,855	2,691	(836)
Business acquisitions	1	(3)	4	(220)	(142)	(78)
Business dispositions	1	(1)	2	209	53	156
Acquisition and other costs paid	-	(1)	1	(5)	(7)	2
Spectrum licences	(3)	(3)	-	(159)	(3)	(156)
Other investing activities	(16)	(8)	(8)	(1)	9	(10)
(Decrease) increase in notes payable	(300)	(34)	(266)	(484)	622	(1,106)
Increase in securitized receivables	-	700	(700)	-	700	(700)
Issue of long-term debt	1,161	-	1,161	3,864	945	2,919
Repayment of long-term debt	(920)	(270)	(650)	(1,565)	(1,773)	208
Repurchase of a financial liability	-	-	-	(149)	-	(149)
Issue of common shares	-	1	(1)	18	169	(151)
Purchase of shares for settlement of share-based payments	(44)	(49)	5	(179)	(206)	27
Repurchase of preferred shares	(27)	-	(27)	(90)	(115)	25
Cash dividends paid on common shares	(883)	(839)	(44)	(2,604)	(2,473)	(131)
Other financing activities	(5)	2	(7)	(20)	(26)	6
	(1,035)	(505)	(530)	(1,385)	(2,247)	862
Net increase (decrease) in cash	119	(13)	132	470	294	176
Cash at beginning of period	450	596	(146)	99	289	(190)
Cash at end of period	569	583	(14)	569	583	(14)
Net (decrease) increase in cash equivalents	(400)	150	(550)	-	150	(150)
Cash equivalents at beginning of period	450	-	450	50	-	50
Cash equivalents at end of period	50	150	(100)	50	150	(100)

BCE Supplementary Financial Information - Third Quarter 2023 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2023	Q3 23	Q2 23	Q1 23	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22

Net earnings	1,892	707	397	788	2,926	567	771	654	934
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	159	10	100	49	94	19	22	40	13
Depreciation and amortization	3,665	1,232	1,232	1,201	4,723	1,192	1,181	1,199	1,151
Post-employment benefit plans cost	75	23	21	31	198	47	48	52	51
Net interest expense	1,034	358	346	330	1,124	319	282	265	258
Impairment of assets	34	-	-	34	279	150	21	106	2
(Gains) losses on investments	(78)	1	(79)	-	(24)	29	-	(16)	(37)
Net equity losses on investments in associates and joint ventures	377	-	377	-	42	-	-	42	-
Income taxes	786	243	273	270	967	222	178	232	335
Contributions to post-employment benefit plans	(40)	(12)	(13)	(15)	(140)	(12)	(14)	(35)	(79)
Payments under other post-employment benefit plans	(48)	(16)	(17)	(15)	(64)	(17)	(17)	(15)	(15)
Severance and other costs paid	(119)	(55)	(39)	(25)	(129)	(27)	(44)	(30)	(28)
Interest paid	(1,160)	(451)	(270)	(439)	(1,197)	(243)	(385)	(196)	(373)
Income taxes paid (net of refunds)	(531)	(167)	(200)	(164)	(749)	(340)	(150)	(143)	(116)
Acquisition and other costs paid	(5)	-	(5)	-	(10)	(3)	(1)	(3)	(3)
Change in contract assets	70	(8)	33	45	(59)	(94)	(20)	23	32
Change in wireless device financing plan receivables	81	16	24	41	22	(99)	(6)	68	59
Net change in operating assets and liabilities	(619)	80	185	(884)	362	346	130	354	(468)
Cash flows from operating activities	5,573	1,961	2,365	1,247	8,365	2,056	1,996	2,597	1,716
Capital expenditures	(3,552)	(1,159)	(1,307)	(1,086)	(5,133)	(1,638)	(1,317)	(1,219)	(959)
Cash dividends paid on preferred shares	(136)	(35)	(46)	(55)	(136)	(42)	(27)	(34)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(13)	(1)	(21)	(39)	(3)	(11)	(14)	(11)
Acquisition and other costs paid	5	-	5	-	10	3	1	3	3
Free cash flow	1,855	754	1,016	85	3,067	376	642	1,333	716
Business acquisitions	(220)	1	(196)	(25)	(429)	(287)	(3)	-	(139)
Business dispositions	209	1	208	-	52	(1)	(1)	2	52
Acquisition and other costs paid	(5)	-	(5)	-	(10)	(3)	(1)	(3)	(3)
Spectrum licences	(159)	(3)	(145)	(11)	(3)	-	(3)	-	-
Other investing activities	(1)	(16)	(16)	31	(4)	(13)	(8)	27	(10)
(Decrease) increase in notes payable	(484)	(300)	(101)	(83)	111	(511)	(34)	187	469
(Decrease) increase in securitized receivables	-	-	(500)	500	700	-	700	-	-
Issue of long-term debt	3,864	1,161	1,199	1,504	1,951	1,006	-	-	945
Repayment of long-term debt	(1,565)	(920)	(346)	(299)	(2,023)	(250)	(270)	(245)	(1,258)
Repurchase of a financial liability	(149)	-	-	(149)	-	-	-	-	-
Issue of common shares	18	-	8	10	171	2	1	7	161
Purchase of shares for settlement of share-based payments	(179)	(44)	(42)	(93)	(255)	(49)	(49)	(51)	(106)
Repurchase of preferred shares	(90)	(27)	(32)	(31)	(125)	(10)	-	-	(115)
Cash dividends paid on common shares	(2,604)	(883)	(882)	(839)	(3,312)	(839)	(839)	(839)	(795)
Other financing activities	(20)	(5)	(7)	(8)	(31)	(5)	2	-	(28)
	(1,385)	(1,035)	(857)	507	(3,207)	(960)	(505)	(915)	(827)
Net increase (decrease) in cash	470	119	(201)	552	(190)	(484)	(13)	418	(111)
Cash at beginning of period	99	450	651	99	289	583	596	178	289
Cash at end of period	569	569	450	651	99	99	583	596	178
Net (decrease) increase in cash equivalents	-	(400)	360	40	50	(100)	150	-	-
Cash equivalents at beginning of period	50	450	90	50	-	150	-	-	-
Cash equivalents at end of period	50	50	450	90	50	50	150	-	-

BCE Supplementary Financial Information - Third Quarter 2023 Page 13

Accompanying Notes

(1)	Effective Q1 2023, our results are now reported in two segments: Bell CTS and Bell Media.

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source).

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

Furthermore, effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)	Non-GAAP and other financial measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;

BCE Supplementary Financial Information – Third Quarter 2023 Page 14

●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this report to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(2.1)	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this report to explain our results. Except for adjusted net interest expense, for which a reconciliation is provided below, reconciliations to the most directly comparable IFRS financial measures on a consolidated basis are set out earlier in this report.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders. Refer to pages 2 and 3 of this report for a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

BCE Supplementary Financial Information – Third Quarter 2023 Page 15

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see note 2.4, Capital management measures below. We use and believe that certain investors and analysts use the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following tables provide reconciliations of net interest expense to adjusted net interest expense on a consolidated basis.

Q3 2023

Net interest expense (nine months ended September 30, 2023)	1,034

Net interest expense (year ended December 31, 2022)	1,124

Net interest expense (nine months ended September 30, 2022)	(805)

12-month trailing net interest expense (ended September 30, 2023)	1,353

50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2023)	70

50% of net earnings attributable to preferred shareholders (year ended December 31, 2022)	76

50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2022)	(54)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended September 30, 2023)	92

Adjusted net interest expense for the twelve months ended September 30, 2023	1,445

Q2 2023

Net interest expense (six months ended June 30, 2023)	676

Net interest expense (year ended December 31, 2022)	1,124

Net interest expense (six months ended June 30, 2022)	(523)

12-month trailing net interest expense (ended June 30, 2023)	1,277

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2023)	46

50% of net earnings attributable to preferred shareholders (year ended December 31, 2022)	76

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2022)	(35)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended June 30, 2023)	87

Adjusted net interest expense for the twelve months ended June 30, 2023	1,364

BCE Supplementary Financial Information – Third Quarter 2023 Page 16

Q1 2023

Net interest expense (three months ended March 31, 2023)	330

Net interest expense (year ended December 31, 2022)	1,124

Net interest expense (three months ended March 31, 2022)	(258)

12-month trailing net interest expense (ended March 31, 2023)	1,196

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2023)	23

50% of net earnings attributable to preferred shareholders (year ended December 31, 2022)	76

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2022)	(17)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended March 31, 2023)	82

Adjusted net interest expense for the twelve months ended March 31, 2023	1,278

Q4 2022

Net interest expense	1,124

50% of net earnings attributable to preferred shareholders	76

Adjusted net interest expense	1,200

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities. Refer to pages 10, 12 and 13 of this report for a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

BCE Supplementary Financial Information – Third Quarter 2023 Page 17

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. Refer to page 10 of this report for a reconciliation of long-term debt to net debt on a consolidated basis.

(2.2)	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see note 2.1 – Non-GAAP financial measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

(2.3)	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table provides reconciliations of net earnings to adjusted EBITDA on a consolidated basis.

	YTD 2023	Q3 2023	Q2 2023	Q1 2023	Total 2022	Q4 2022	YTD 2022	Q3 2022	Q2 2022	Q1 2022
Net earnings	1,892	707	397	788	2,926	567	2,359	771	654	934

Severance, acquisition and other costs	159	10	100	49	94	19	75	22	40	13

Depreciation	2,791	937	936	918	3,660	922	2,738	914	933	891

Amortization	874	295	296	283	1,063	270	793	267	266	260

Finance costs

Interest expense	1,076	373	359	344	1,146	319	827	298	269	260

Net return on post-employment benefit plans	(81)	(27)	(27)	(27)	(51)	(13)	(38)	(13)	(7)	(18)

Impairment of assets	34	-	-	34	279	150	129	21	106	2

Other expense (income)	319	129	311	(121)	115	(19)	134	130	97	(93)

Income taxes	786	243	273	270	967	222	745	178	232	335

Adjusted EBITDA	7,850	2,667	2,645	2,538	10,199	2,437	7,762	2,588	2,590	2,584

BCE Supplementary Financial Information – Third Quarter 2023 Page 18

(2.4)	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see note 2.1, Non-GAAP financial measures above.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see note 2.1, Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

(2.5)	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

Capital intensity is defined as capital expenditures divided by operating revenues.

Mobile phone blended ARPU is defined as Bell CTS wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

BCE Supplementary Financial Information – Third Quarter 2023 Page 19

Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

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